FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  11 September 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)                                                                                                                                                                                                                           11 September 2008

Scheme of Arrangement becomes effective and delisting of Signet Shares

Signet Group plc (the 'Company') announces that the Scheme of Arrangement described in the circular sent to the Company's shareholders on 24 July (the 'Scheme Circular') has now become effective in accordance with its terms. Following an application by the Company to the UK Listing Authority and the London Stock Exchange, the listing of the Company's ordinary shares on the Official List was cancelled and consequently the shares ceased to be admitted to trading on the London Stock Exchange, both with effect from 8.00 a.m. (London time) this morning.

Terms defined in the Scheme Circular shall have the same meaning in this announcement.

Enquiries:

Brunswick Group
Jonathan Glass	+44 (0) 20 7404 5959

Lazard & Co., Limited
William Rucker	+44 (0) 20 7187 2000
Paul Gismondi	+44 (0) 20 7187 2000

The Scheme Circular is available on the Company's website at www.signet jewelers.com.

The Group operated 1,9 73 speciality retail jewellery stores at 2 August 2008; these included 1,4 14 stores in the US, where the Group trades as 'Kay Jewelers', 'Jared The Galleria Of Jewelry' and under a number of regional names. At that date the Group operated 559 stores in the UK, where the Group trades as 'H.Samuel', 'Ernest Jones' and 'Leslie Davis'. Further information on the Company is available at www.signet jewelers .com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business, financial market risk and risks and uncertainties relating to the Proposal (including, but not limited to, risk s and uncertainties relating to implementation of the Proposal, market price, future sales, dilution and transferability of Signet Jewelers Limited common shares, secondary listing , changes in tax treatment, takeover protections, and more extensive US regulation of Signet Jewelers Limited).

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the 'Risk and other factors' section of the Company's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the 'Risk factors' section of the Scheme Circular, and other filings with and submissions to the SEC made by the Company. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

Documents relating to the Proposal, including the Scheme Circular have been and will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the Proposal if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other submissions and filings containing information about the Company, from the SEC's website at www.sec.gov. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  11 September 2008